Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-230768

(Supplementing Preliminary Prospectus Supplement

Filed pursuant to Rule 424(b)(5) and dated April 8, 2019)

This issuer free writing prospectus dated April 12, 2019 relates to the underwritten offering of ordinary shares (the “Offering”) by Hollysys Automation Technologies Ltd. (the “Company”) described in the Company’s preliminary prospectus supplement filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5) and dated April 8, 2019 (the “Preliminary Prospectus Supplement”), and should be read together with the Preliminary Prospectus Supplement, the base prospectus dated April 8, 2019 (the “Base Prospectus,” and together with the Preliminary Prospectus Supplement, the “Preliminary Prospectus”) and the documents incorporated by reference therein. References in this issuer free writing prospectus to “Hollysys,” “we,” “us,” or “our,” and the “Company,” refer to the combined business of Hollysys Automation Technologies Ltd., a BVI company, and its consolidated subsidiaries.

On April 10, 2019, at certain investor presentations, a representative of the Company indicated that there was a 60-70% probability that the Company may engage in an acquisition of an unidentified company that had certain operating characteristics, even though such representative confirmed that no agreement has been signed and no agreement has been reached with any party. The Company hereby confirms that it does not currently have any probable acquisitions and reiterates its disclosure in the “Use of Proceeds” section of its Preliminary Prospectus Supplement, which states, among other things:

We intend to use the net proceeds from this offering for general corporate purposes, which we expect to include the expansion of our total solution offerings, investments in R&D, increasing production capacity, broadening sales and marketing channels, and other general corporate uses. If appropriate opportunities arise to acquire or invest in complementary products, technologies or businesses, we may use a portion of the net proceeds for such acquisition or investment. However, we have no present commitments or agreements to enter into any such acquisitions or investments. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business and general economic conditions. As a result, our management will have broad discretion to allocate the net proceeds from this offering.

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In addition, the Company hereby updates the “Use of Proceeds” section of the Preliminary Prospectus Supplement to provide the following additional details with respect to potential uses of the proceeds of the Offering.

The Company may use the United States dollars raised in the Offering to fund offshore activities, which could potentially include the following:

•	Approximately 60% of the Offering proceeds for potential overseas acquisitions;

o	The Company has made contact with potential targets, but has not reached any agreement on any acquisition;

o	The Company believes it is critical to have offshore cash on hand to effectively negotiate with high quality overseas targets, as opposed to trying to raise funds only after a definitive agreement has been reached;

•	Approximately 25% of the Offering proceeds for expanding overseas channels and sales team in order to increase the Company’s overseas presence; and

•	Approximately 15% of the Offering proceeds for building an assembly base closer to target overseas markets.

The Company has the following potential onshore uses for cash, which the Company expects will mainly be funded by onshore cash balances in China:

•	Expanding the Company’s production base to ease current capacity limitations, which the Company estimates may require expenditures of approximately US$60 million;

•	Expanding product offerings to enhance total solutions, which the Company estimates may require expenditures of approximately US$80 million; and

•	Building a new research center to maintain technology leadership, which the Company expects may require expenditures of approximately US$80 million.

The timing and amount of actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of the Company’s business and general economic conditions. Company management retains broad discretion to allocate the net proceeds from this Offering. The contents of this communication should be balanced against the more complete information included or incorporated by reference in the Preliminary Prospectus, including statements under the heading “Risk Factors”.

The Company has filed a registration statement and the Preliminary Prospectus with the SEC. Before you invest, you should read the Preliminary Prospectus that relates to that registration statement (including the documents incorporated by reference therein) and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the Preliminary Prospectus from Citigroup Global Markets Inc., Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, United States of America or by telephone at +1 (800) 831-9146.

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This issuer free writing prospectus contains forward-looking statements about the Company. Except for historical information, the matters discussed in this issuer free writing prospectus, including statements regarding the possible uses of the proceeds of the Offering, are forward-looking statements subject to certain risks and uncertainties. Actual results could differ materially from the Company’s forward-looking statements. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. The forward-looking statements are made as of the date of this issuer free writing prospectus, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including, among others, risks related to: (i) the Company’s business and financial performance being affected by changes in the People’s Republic of China (“PRC”) government policies; (ii) the Company’s potential inability to develop new products that meet market demand; (iii) the loss of major customers; (iv) the lack of long-term commitments from our customers; (v) our order backlog possibly reflecting our inability to perform our contracts on a timely basis instead of our ability to expand our business; (vi) risks and costs associated with international expansion; (vii) our inability to sufficiently protect our intellectual property; (viii) risks associated with public project contracts; (ix) our inability to accurately estimate the risks and costs under the contracts with our customers; (x) our reliance on our senior management and our ability to attract and retain engineering talent; (xi) potential product liability claims; (xii) shortages or price increases of raw materials and components used in our production; (xiii) disruptions in our production due to natural or man-made disasters, strikes and other external events; (xiv) breaches of our information technology systems; (xv) the possible impairment of goodwill; (xvi) delays or defaults in the payment of our accounts receivables or in release of retention by our customers; (xvii) our inability to obtain or retain certain permits, licenses and approvals from various governmental authorities or institutions; (xviii) the loss of preferential tax treatments; (xiv) our potential involvement in material litigation; (xx) our exposure to potential liability under anti-corruption and sanctions laws; (xxi) industry and economic conditions adversely affecting our business; (xxii) increased completion from foreign and PRC domestic competitors; (xxiii) our intellectual property becoming obsolete and not protecting us from competition; (xxiv) our inability to successfully implement acquisition strategies; (xxv) an economic slowdown in China or globally; (xxvi) the ongoing trade war between China and the United States and its potential escalation; (xxvii) uncertainties as to the interpretation and enforcement of PRC laws; (xviii) significant regulatory approval and review requirements under PRC regulations regarding acquisitions; (xxix) possible limitations on our ability to grant additional restricted shares or share options imposed by PRC regulatory authorities; (xxx) PRC foreign exchange regulations could limit our ability to utilize our revenues effectively; (xxxi) the effect of fluctuations of foreign exchange rates on our business and financial results; (xxxii) PRC regulations relating to the establishment of offshore special purpose companies by PRC residents, which could subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, as well as limit our PRC subsidiaries’ ability to distribute profits to us; (xxxiii) PRC labor-related laws and regulations; (xxxiv) the possibility that dividends payable to our foreign investors and gains on the sale of our shares by our foreign investors may become subject to PRC tax; (xxxv) possible limitations on the ability of our subsidiaries to make payments to us; (xxxvi) possible unfavorable tax consequences to us and our shareholders if we are treated as a resident enterprise for PRC tax purposes; (xxxvii) uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company; (xxxviii) our possible exposure to numerous and sometimes conflicting legal and regulatory requirements as a result of our international operations; (xxxix); our possible failure to maintain an effective system of internal control over financial reporting; (xl) our auditors not being subject to inspection by the Public Company Accounting Oversight Board; (xli) volatility in the market price for our ordinary shares; (xlii) provisions in our amended and restated memorandum and amended restated articles of association as well as our rights plan may prevent or delay a change of control of Hollysys and limit your ability to obtain a premium for your ordinary shares; (xliii) future sales of or ordinary shares causing the market price for our ordinary shares to decline; (xliv) the adverse effect on our results of operations resulting from future grants of share-based compensation to our employees; (xlv) our ceasing to pay dividends in the future; (xlvi) the limited protections afforded to shareholders of BVI companies; and (xlvii) declines in the share price and trading volume of our ordinary shares that could result from analyst reports or ratings downgrades. These risks are described in more detail under the heading “Risk Factors” in our Preliminary Prospectus Supplement and in our historical and future filings with the SEC that are incorporated by reference into the Prospectus Supplement.

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